U.S. Securities and Exchange Commission
"450 5th Street, N.W."
"Washington, D.C. 20549"


"Re: Salomon Funds Trust (the ""Registrant"")"

Ladies and Gentlemen:

"In accordance with Item 304(a)(3) of Regulation S-K, this is to" confirm that the Registrant has provided us with the disclosures concerning the Registrant's change in accountants that the Registrant has included in the Annual Reports relating "to Salomon Brothers New York Tax Free Income Fund, Salomon" "Brothers National Tax Free Income Fund, and Salomon Brothers" California Tax Free Income Fund (each a separate series of the "Registrant) for their fiscal years ended December 31, 2001. The" "disclosures have been included as supplemental information," "outside of the Funds' financial statements, in the Annual" Reports. We agree with the disclosures made by the Registrant in response to Item 304 of Regulation S-K.

"Very truly yours,"

Deloitte & Touche LLP

"Boston, Massachusetts"
4/25/02